UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A
AMENDMENT NO. 1

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 5, 2005 (June 14, 2005)

Behringer Harvard REIT I, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	**000-51293**	**68-0509956**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

**15601 Dallas Parkway, Suite 600, Addison, Texas
75001**

(Address of principal executive offices)

(Zip Code)

(866) 655-1605

(Registrant's telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Pursuant to the requirements of the Securities and Exchange Act of 1934, Behringer Harvard REIT I, Inc. (which may be referred to as the "Registrant," "we," "our," and "us") hereby amends our Current Report on Form 8-K filed on June 20, 2005 to provide the required financial statements relating to our acquisition of a six-story office building in Long Beach, California ("Downtown Plaza"), as described in such Current Report.

After reasonable inquiry, we are not aware of any material factors relating to Downtown Plaza that would cause the reported financial information relating to it not to be necessarily indicative of future operating results.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits.

None

Report of Independent Auditors

To the Shareholders and Directors of
Behringer Harvard REIT I, Inc.:

We have audited the accompanying Statement of Revenues and Certain Expenses of the Downtown Plaza property ("Downtown Plaza") for the year ended December 31, 2004. This Statement of Revenues and Certain Expenses is the responsibility of Behringer Harvard REIT I, Inc.'s management. Our responsibility is to express an opinion on the Statement of Revenues and Certain Expenses based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Revenues and Certain Expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Revenues and Certain Expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Statement of Revenues and Certain Expenses. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Statement of Revenues and Certain Expenses was prepared for purposes of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1 and is not intended to be a complete presentation of Downtown Plaza's revenues and expenses.

In our opinion, the Statement of Revenues and Certain Expenses referred to above presents fairly, in all material respects, the revenues and certain expenses described in Note 1 of Downtown Plaza for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

July 25, 2005
Dallas, Texas

Downtown Plaza
Statements of Revenues and Certain Expenses
For the Year Ended December 31, 2004
And the Three Months Ended March 31, 2005

	Year Ended December 31, 2004	Three Months Ended March 31, 2005 (unudited)
Revenues:		
Rental revenue	$ 2,222,430	$ 556,463
Tenant reimbursement income	125,343	19,469
Total revenues	2,347,773	575,932
Expenses:		
Maintenance and service contracts	302,139	75,534
Utilities	310,250	77,563
Management fees	69,014	16,898
Administrative expenses	10,936	4,738
Property taxes	161,803	41,797
Insurance	64,211	12,774
Repairs and maintenance	117,804	16,552
Total expenses	1,036,157	245,856
Revenues in excess of certain expenses	$ 1,311,616	$ 330,076

The accompanying notes are an integral part of these statements.

Downtown Plaza
Notes to the Statements of Revenues and Certain Expenses
For the Year Ended December 31, 2004
And the Three Months Ended March 31, 2005

1. **Basis of Presentation and Summary of Significant Accounting Policies**

On June 14, 2005, Behringer Harvard REIT I, Inc. acquired a six-story office building containing approximately 100,146 rentable square feet (unaudited) located on approximately 0.97 acres of land (unaudited) in Long Beach, California ("Downtown Plaza").

The accompanying statements of revenues and certain expenses have been prepared on the accrual basis of accounting. The statements have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and for inclusion in a current report on Form 8-K. The statements are not intended to be a complete presentation of the revenues and expenses of Downtown Plaza for the year ended December 31, 2004 and three months ended March 31, 2005, as certain expenses, primarily depreciation and amortization expense, interest expense, and other costs not directly related to the future operations of Downtown Plaza have been excluded.

Revenue Recognition
The tenant leases are accounted for as operating leases. Rental revenue is recognized on a straight-line basis over the terms of the respective leases. Tenant reimbursement income consists of recoveries of certain operating expenses. Recoveries of certain operating expenses are recognized as revenues in the period the applicable costs are incurred.

Maintenance and Service Contracts
Maintenance and service contract expenses represent some of the direct costs of operating Downtown Plaza and include maintenance, repairs, cleaning, heating and air-conditioning, and security costs that are expected to continue in the ongoing operation of Downtown Plaza. Expenditures for maintenance and service contract expenses are charged to operations as incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions of the reported amounts of revenues and certain expenses during the reporting period. Actual results may differ from those estimates.

2. **Leases**

The minimum future cash rentals of the tenant leases based on noncancelable operating leases held as of December 31, 2004 are as follows:

2005	$ 1,964,845
2006	2,093,101
2007	2,122,000
2008	1,097,799
2009	956,972
Thereafter	1,081,595
Total	$ 9,316,312

3.   **Major Tenants**

The following represents revenue from the tenants who individually represent more than 10% of Downtown Plaza's total revenue for the year ended December 31, 2004 and the three months ended March 31, 2005:

	Year ended December 31, 2004	Three Months ended March 31, 2005 (unaudited)
Barrister Executive Suites	$ 387,019	$ 95,611
City of Long Beach	467,061	87,635
The Designory, Inc.	1,224,645	303,278

4.   **Related Party Transactions**

Pacifica Property Management Co. ("Pacifica Property Management"), an affiliate of the previous owner of Downtown Plaza, had the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of Downtown Plaza. Under the terms of the management agreement, Pacifica Property Management received a monthly property management fee equal to 3% of monthly gross cash receipts of Downtown Plaza. The total management fees during the year ended December 31, 2004 and the three months ended March 31, 2005 were $69,014 and $16,898, respectively.

5.   **Statement of Revenues and Certain Expenses for the Three Months Ended March 31, 2005**

The statement of revenues and certain expenses for the three months ended March 31, 2005 is unaudited. In the opinion of management, all significant adjustments necessary for a fair presentation of the statement for the interim period have been included. The results of operations for the interim period are not necessarily indicative of the results to be expected for a full year for the operation of Downtown Plaza.

Behringer Harvard REIT I, Inc.
Unaudited Pro Forma Consolidated Financial Information

On June 14, 2005, we acquired a six-story office building containing approximately 100,146 rentable square feet located on approximately 0.97 acres of land in Long Beach, California, through Behringer Harvard Downtown Plaza LP, a wholly-owned subsidiary of Behringer Harvard Operating Partnership I LP, our operating partnership. The purchase price of Downtown Plaza was $19,732,146 including closing costs. We used borrowings of $12,650,000 under a loan agreement (the "Downtown Plaza Loan Agreement") with Bear Stearns Commercial Mortgage, Inc. (the "Downtown Plaza Lender") to pay a portion of such contract purchase price and paid the remaining amount from proceeds of our offering of common stock to the public.

In our opinion, all material adjustments necessary to reflect the effects of the above transaction have been made.

Behringer Harvard REIT I, Inc.
Unaudited Pro Forma Consolidated Balance Sheet
as of March 31, 2005

The following unaudited Pro Forma Consolidated Balance Sheet is presented as if we had acquired Downtown Plaza as of March 31, 2005. This Pro Forma Consolidated Balance Sheet should be read in conjunction with our Pro Forma Consolidated Statements of Operations and the historical financial statements and notes thereto as filed in our quarterly report on Form 10-Q for the three months ended March 31, 2005. The Pro Forma Consolidated Balance Sheet is unaudited and is not necessarily indicative of what the actual financial position would have been had we completed the above transaction on March 31, 2005, nor does it purport to represent our future financial position.

	March 31, 2005 as Reported (a)	Prior Acquisitions Pro Forma Adjustments (b)	Pro Forma Adjustments		Pro Forma March 31, 2005
Assets					
Real estate					
Land	$ 10,856,361	$ 19,000,000	$ 4,610,000	(c) $	34,466,361
Building, net	46,833,614	82,619,426	11,874,135	(c)	141,327,175
Acquired in-place lease intangibles, net	12,413,281	15,389,802	2,104,303	(c)	29,907,386
Total real estate	70,103,256	117,009,228	18,588,438		205,700,922
Cash and cash equivalents	52,875,853	(37,121,363)	30,000	(c)	9,018,594
			(7,082,146)	(c)	
			316,250	(d)	
Restricted cash	11,864,583	1,880,014	1,423,379	(c)	15,167,976
Accounts receivable	595,207	-	-		595,207
Prepaid expenses and other assets	142,065	176,113	89,627	(c)	407,805
Escrow deposits	3,050,000	(2,530,250)	(316,250)	(d)	203,500
Investments in tenant-in-common interests	146,869,554	-	-		146,869,554
Deferred financing fees, net of accumulated amortization of $148,828	2,145,515	1,133,853	176,196	(e)	3,455,564
Receivables from affiliates	263,996	-	-		263,996
Total assets	$ 287,910,029	$ 80,547,595	$ 13,225,494	$	381,683,118
Liabilities and stockholders' equity					
Liabilities					
Mortgages payable	$ 127,273,168	$ 78,300,000	$ 12,650,000	(c) $	218,223,168
Accounts payable	20,762	-	-		20,762
Payables to affiliates	62,197	-	-		62,197
Acquired below market leases	1,179,238	1,469,360	323,828	(c)	2,972,426
Dividends payable	1,034,135	-	-		1,034,135
Accrued liabilities	1,805,476	778,235	251,666	(c)	2,835,377
Subscriptions for common stock	4,908,137	-	-		4,908,137
Total liabilities	136,283,113	80,547,595	13,225,494		230,056,202
Commitments and contingencies					
Stockholders' equity					
Preferred stock, $.0001 par value per share; 50,000,000 shares authorized, none outstanding	-	-	-		-
Common stock, $.0001 par value per share; 350,000,000 shares authorized, 18,352,172 shares issued and outstanding	1,835	-	-		1,835
Additional paid-in capital	161,945,946	-	-		161,945,946
Cumulative distributions and net loss	(10,320,865)	-	-		(10,320,865)
Total stockholders' equity	151,626,916	-	-		151,626,916
Total liabilities and stockholders' equity	$ 287,910,029	$ 80,547,595	$ 13,225,494	$	381,683,118

Behringer Harvard REIT I, Inc.
Unaudited Pro Forma Consolidated Statement of Operations
For the three months ended March 31, 2005

The following unaudited Pro Forma Consolidated Statement of Operations is presented as if we had acquired Downtown Plaza on January 1, 2004. This Pro Forma Consolidated Statement of Operations should be read in conjunction with the historical financial statements and notes thereto as filed in our quarterly report on Form 10-Q for the three months ended March 31, 2005. The Pro Forma Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations would have been had we completed the above transaction on January 1, 2004, nor does it purport to represent our future operations.

	Three months ended March 31, 2005 as Reported (a)	Prior Acquisitions Pro Forma Adjustments (b)	Statement of Revenues and Certain Expenses (c)	Pro Forma Adjustments		Pro Forma Three months ended March 31, 2005
Revenue						
Rental revenue	$ 2,052,746	$ 3,662,926	$ 575,932	$ 7,456	(d) $	6,299,060
Total revenues	2,052,746	3,662,926	575,932	7,456		6,299,060
Expenses						
Property operating expenses	310,249	713,918	182,423	-		1,206,590
Interest	1,738,062	1,200,136	-	174,136	(e)	3,112,334
Rate lock extension expense	450,000	-	-	-		450,000
Real estate taxes	284,505	573,695	41,797	-		899,997
Property management fees	179,078	117,696	16,898	(16,898)	(f)	312,083
				15,309	(g)	
Asset management fees	174,729	180,829	-	29,598	(h)	385,156
Organization expense	-	-	-	-		-
General and administrative	269,346	121,216	4,738	-		395,300
Depreciation and amortization	1,594,179	1,516,942	-	197,300	(i)	3,308,421
Total expenses	5,000,148	4,424,432	245,856	399,445		10,069,881
Interest income	123,173	(93,155)	-	-		30,018
Equity in earnings of investments in tenant-in-common interests	939,927	(19,426)	-	-		920,501
Net income (loss)	$ (1,884,302)	$ (874,087)	$ 330,076	$ (391,989)	$	(2,820,302)
Basic and diluted weighted average shares outstanding	15,752,708			952,252	(j)	16,704,960
Basic and diluted loss per share	$ (0.12)				$	(0.17)

9

Behringer Harvard REIT I, Inc.
Unaudited Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2004

The following unaudited Pro Forma Consolidated Statement of Operations is presented as if we had acquired Downtown Plaza on January 1, 2004. This Pro Forma Consolidated Statement of Operations should be read in conjunction with the historical financial statements and notes thereto as filed in our annual report on Form 10-K for the year ended December 31, 2004. The Pro Forma Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations would have been had we completed the above transaction on January 1, 2004, nor does it purport to represent our future operations.

	Year ended December 31, 2004 as Reported (a)	Prior Acquisitions Pro Forma Adjustments (b)	Statement of Revenues and Certain Expenses (c)	Pro Forma Adjustments		Pro Forma Year ended December 31, 2004
Revenues						
Rental revenue	$ 129,981	$ 22,599,108	$ 2,347,773	$ 29,823	(d)	$ 25,106,685
Total revenues	129,981	22,599,108	2,347,773	29,823		25,106,685
Expenses						
Property operating expenses	1,959	3,707,844	794,404	-		4,504,207
Interest	1,689,994	9,856,998	-	696,545	(e)	12,243,537
Rate lock extension expense	525,000	-	-	-		525,000
Real estate taxes	19,967	3,300,008	161,803	-		3,481,778
Property management fees	205,515	1,062,550	69,014	(69,014)	(f)	1,336,176
				68,111	(g)	
Asset management fees	89,596	1,337,002	-	118,393	(h)	1,544,991
Organization expense	217,897	-	-	-		217,897
General and administrative	711,603	1,149,915	10,936	-		1,872,454
Depreciation and amortization	-	10,389,913	-	789,199	(i)	11,179,112
Total expenses	3,461,531	30,804,230	1,036,157	1,603,234		36,905,152
Interest income	389,737	(389,737)	-	-		-
Equity in earnings of investments in tenant-in-common interests	1,402,847	1,482,994	-	-		2,885,841
Net income (loss)	$ (1,538,966)	$ (7,111,865)	$ 1,311,616	$ (1,573,411)		$ (8,912,626)
Basic and diluted weighted average shares outstanding	5,358,697			10,883,668	(j)	16,242,365
Basic and diluted loss per share	$ (0.29)					$ (0.55)

Behringer Harvard REIT I, Inc.
Unaudited Notes to Pro Forma Consolidated Financial Statements

<u>Unaudited Pro Forma Consolidated Balance Sheet</u>

a. Reflects our historical balance sheet as of March 31, 2005.

b. Reflects the Pro Forma adjustments for the acquisitions of the Utah Avenue Building and Lawson Commons, which were acquired on April 21, 2005 and June 10, 2005, respectively.

c. Reflects the acquisition of Downtown Plaza for $19,732,146. The acquisition was funded with $7,082,146 of cash on hand and $12,650,000 of debt. We allocated our purchase price to the assets and liabilities below and estimated the remaining useful lives of the tangible and intangible assets as follows:

Description	Allocation	Estimated Useful Life
Land	$ 4,610,000	-
Building	11,874,135	25 years
Above/below market leases, net	(139,173)	4.6 years
Tenant improvements, leasing commissions & legal fees	577,187	4.6 years
In-place leases	466,229	4.6 years
Tenant relationships	876,232	9.6 years
Prepaid expenses and other assets	89,627	-
Cash	30,000	-
Restricted cash	1,423,379	-
Financing fees	176,196	-
Other accruals	(251,666)	-
	$ 19,732,146	

We allocated the purchase price to the above tangible and identified intangible assets based on their fair values in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" as follows:

The fair value of the tangible assets acquired, consisting of land and buildings, is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land and buildings. Land values are derived from appraisals, and building values are calculated as replacement cost less depreciation or management's estimates of the relative fair value of these assets using discounted cash flow analyses or similar methods. The value of the building is depreciated over the estimated useful life of 25 years using the straight-line method.

We determine the value of above-market and below-market in-place leases for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of current market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable terms of the respective leases. We record the fair value of above-market and below-market leases as intangible assets or intangible liabilities, respectively, and amortize them as an adjustment to rental income over the remaining non-cancelable terms of the respective leases.

The total value of identified real estate intangible assets acquired is further allocated to in-place lease values, in-place tenant improvements, in-place leasing commissions and tenant relationships based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with that respective tenant. The aggregate value for tenant improvements and leasing commissions is based on estimates of these costs incurred at inception of the acquired leases, amortized through the date of acquisition. The aggregate value of in-place leases acquired and tenant relationships is determined by applying a fair value model. The estimates of fair value of in-place leases include an estimate of carrying costs during the expected lease-up periods for the respective spaces considering current market conditions. In estimating the carrying costs that would have otherwise been incurred had the leases not been in place, we include such items as real estate taxes, insurance and other operating expenses as well as lost rental revenue during the expected lease-up period based on current market conditions. The estimates of the fair value of tenant relationships also include costs to execute similar leases including leasing commissions, legal and tenant improvements as well as an estimate of the likelihood of renewal as determined by management on a tenant-by-tenant basis.

We amortize the value of in-place leases and in-place tenant improvements to expense over the initial term of the respective leases. The value of tenant relationship intangibles is amortized to expense over the initial term and any anticipated renewal periods, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and tenant relationship intangibles would be charged to expense.

d.   Reflects a return of rate lock deposits associated with the Downtown Plaza Loan Agreement.

e.   Reflects financing costs incurred in connection with obtaining the debt.

Unaudited Pro Forma Consolidated Statement of Operations for the three months ended March 31, 2005

a.   Reflects our historical operations for the three months ended March 31, 2005.

b.   Reflects the Pro Forma adjustments for the acquisitions of Alamo Plaza, the Utah Avenue Building and Lawson Commons, which were acquired on February 24, 2005, April 21, 2005 and June 10, 2005, respectively.

c.   Reflects the historical revenues and certain expenses of Downtown Plaza.

d.   Reflects the amortization of the above and below market lease values over the remaining non-cancelable term of the leases of approximately 56 months.

e.   Represents interest expense associated with the $12,650,000 of long-term debt obtained in connection with the purchase of Downtown Plaza and the amortization of the deferred financing costs. The long-term debt bears interest at a fixed rate of 5.367% per annum, requires monthly payments of interest only with monthly interest and principal payments required beginning August 2010 and continuing to July 1, 2015, the maturity date. The deferred financing costs in the amount of $176,196 are amortized over the term of the related debt using a method which approximates the effective interest rate method.

f.   Reflects the reversal of historical property and asset management fees for Downtown Plaza.

g.   Reflects the property management fees associated with the current management of Downtown Plaza. The property is managed by HPT Management Services LP, our affiliate, for a fee of 3% of annual gross revenues, as defined in the property management agreement.

h. Reflects the asset management fees associated with Downtown Plaza. The asset is managed by HPT Management Services LP, our affiliate, for an annual asset management fee of 0.6% of the asset value.

i. Reflects the depreciation and amortization of Downtown Plaza using the straight-line method over the estimated useful lives as follows:

Description		Allocation	Estimated Useful Life
Building	$	11,874,135	25 years
Real estate intangibles[1]		904,243	4.6 years
Tenant relationships		876,232	9.6 years

[1] Included in real estate intangibles is $184,655 of above market lease value and $323,828 of below market lease value, which are amortized to rental income. See Note d.

j. Reflects the adjustment to the historical weighted average number of shares of common stock outstanding to reflect the acceptance of shares needed to provide for the cash purchase price of each of our 2004 and 2005 property investments. The adjustment is computed as follows:

Cash needed to acquire Enclave on the Lake	$	3,370,261
Cash needed to acquire St. Louis Place		5,025,865
Cash needed to acquire the Colorado Property		17,965,073
Cash needed to acquire Travis Tower		12,758,333
Cash needed to acquire the Pratt Building		12,843,584
Cash needed to acquire the Cyprus Building		20,645,160
Cash needed to acquire the Ashford Perimeter		18,676,064
Cash needed to acquire the Alamo Plaza		4,834,715
Cash needed to acquire the Utah Avenue Building		9,879,429
Cash needed to acquire Lawson Commons		29,852,184
Cash needed to acquire Downtown Plaza		7,082,146
	$	142,932,814
Net cash received from each share of common stock issued	$	8.80 (1)
Common stock needed to purchase the eleven properties listed above		16,242,365
Plus weighted average of common stock actually outstanding for the three months ended March 31, 2005 in excess of 16,242,365		462,595
Less historical weighted average of common stock outstanding at March 31, 2005		(15,752,708)
		952,252

(1) Net cash received per share of common stock issued is computed as $10 gross proceeds per share less $0.70 commissions per share, $0.25 broker dealer fees per share and $0.25 organization and offering costs per share.

Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2004

a.   Reflects our historical operations for the year ended December 31, 2004.

b.   Reflects the combined Pro Forma results for the following properties:

Property	Acquisition Date
Enclave on the Lake	April 12, 2004
St. Louis Place	June 30, 2004
Colorado Property	August 10, 2004
Travis Tower	October 1, 2004
Cyprus Building	December 16, 2004
Pratt Building	December 17, 2004
Ashford Perimeter	January 6, 2005
Alamo Plaza	February 24, 2005
Utah Avenue Building	April 21, 2005
Lawson Commons	June 10, 2005

c.   Reflects the historical revenues and certain expenses of Downtown Plaza.

d.   Reflects the amortization of the above and below market lease values over the remaining non-cancelable term of the leases of approximately 56 months.

e.   Represents interest expense associated with the $12,650,000 of long-term debt obtained in connection with the purchase of Downtown Plaza and the amortization of the deferred financing costs. The long-term debt bears interest at a fixed rate of 5.367% per annum, requires monthly payments of interest only with monthly interest and principal payments beginning August 2010 and continuing to July 1, 2015, the maturity date. The deferred financing costs in the amount of $176,196 are amortized over the term of the related debt using a method which approximates the effective interest rate method.

f.   Reflects the reversal of historical property and asset management fees for Downtown Plaza.

g.   Reflects the property management fees associated with the current management of Downtown Plaza. The property is managed by HPT Management Services LP, our affiliate, for a fee of 3% of annual gross revenues, as defined in the property management agreement.

h.   Reflects the asset management fees associated with Downtown Plaza. The asset is managed by HPT Management Services LP, our affiliate, for an annual asset management fee of 0.6% of the asset value.

i. Reflects the depreciation and amortization of Downtown Plaza using the straight-line method over the estimated useful lives as follows:

Description	Allocation	Estimated Useful Life
Building	$ 11,874,135	25 years
Real estate intangibles[1]	904,243	4.6 years
Tenant relationships	876,232	9.6 years

_____
[1] Included in real estate intangibles is $184,655 of above market lease value and $323,828 of below market lease value, which are amortized to rental income. See Note d.

j. Reflects the adjustment to the historical weighted average number of shares of common stock outstanding to reflect the acceptance of shares needed to provide for the cash purchase price of each of our 2004 and 2005 property investments. The adjustment is computed as follows:

Cash needed to acquire Enclave on the Lake	$	3,370,261
Cash needed to acquire St. Louis Place		5,025,865
Cash needed to acquire the Colorado Property		17,965,073
Cash needed to acquire Travis Tower		12,758,333
Cash needed to acquire the Pratt Building		12,843,584
Cash needed to acquire the Cyprus Building		20,645,160
Cash needed to acquire the Ashford Perimeter		18,676,064
Cash needed to acquire the Alamo Plaza		4,834,715
Cash needed to acquire the Utah Avenue Building		9,879,429
Cash needed to acquire Lawson Commons		29,852,184
Cash needed to acquire Downtown Plaza		7,082,146
	$	142,932,814
Net cash received from each share of common stock issued	$	8.80
Common stock needed to purchase the eleven properties listed above		16,242,365
Less historical weighted average of common stock outstanding		
for the year ended December 31, 2004		(5,358,697)
		10,883,668

_____
(1) Net cash received per share of common stock issued is computed as $10 gross proceeds per share less $0.70 commissions per share, $0.25 broker dealer fees per share and $0.25 organization and offering costs per share.

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

**BEHRINGER HARVARD REIT I, INC.**

Dated: August 5, 2005   By: /s/ Gary S. Bresky
                                          Gary S. Bresky
                                          Chief Financial Officer